

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Mr. Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

> **Re:** **Europa Acquisition VI, Inc., File No. 000-54215**
> **Europa Acquisition VII, Inc., File No. 000-54216**
> **Europa Acquisition VIII, Inc., File No. 000-54217**
> **Form 10-12G/A**
> **Filed January 24, 2011**

Dear Mr. Reichard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the response letter dated January 21, 2011, as well as any future response letters relating to Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII, as correspondence under each registrant. Additionally, when filing response letters, please ensure the opening paragraph references the correct companies. Finally, please provide the written statement from the company requested at the bottom of this letter.

Item 1. Description of Business, page 2

2. We note your response to comment four of our letter dated January 3, 2011. However, we still note references to "officers", "directors", and "members of management" on pages 4, 5, 6, 10, and 12. Please revise your disclosure to remove these plural references as you have only one officer, director, and member of management.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

3. We note your response to comment eight of our letter dated January 3, 2011. We further note that you deleted the discussion on page 4 concerning Peter Reichard's verbal agreement to provide funding to the company to cover the costs of investigating and analyzing business combinations for the next 12 months and beyond. Please include disclosure of the agreement and its material terms, including whether the company is undertaking to repay these funds to Mr. Reichard.

Risk Factors, page 5

4. On page 9, we note the risk factor added in response to comment 11 of our letter dated January 3, 2011. Please revise this risk factor to remove the statement, "until the Company is engaged in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations", as you have indicated that the company will not engage in business activities to provide cash flow for this purpose. Similarly, please make any appropriate revisions to Exhibit 10.1 so that it accurately reflects the verbal agreement between the company and Mr. Reichard.

5. We note that you deleted the second paragraph on page 5 in response to comment 12 of our letter dated January 3, 2011. Please tell us why you no longer believe disclosure of a lack of diversification, which you characterized as a substantial risk, is no longer material and need not be disclosed.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 11
Current Blank Check Company Experience, page 11

6. If you file the amendment to your Form 10 after February 8, 2011, please update the operating status in the table on page 12 of Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII to reflect that each registration statement is effective.

Current Blank Check Company Experience, page 12

7. We do not understand your response to comment 23 of our letter dated January 3, 2011 in light of the risk factor on page 5, which states that there may be conflicts between these entities in the pursuit of business combinations. Please advise.

Notes to Financial Statements, page F-5

Note 1. Summary of Significant Accounting Policies and Organizations, page F-5
(B) Organization, page F-5

8. Please revise the second sentence of the first paragraph to provide consistent disclosure, if true, that the company was organized as a vehicle to pursue a business combination

rather than to provide business services and financing to emerging growth entities. This comment also applies to Note 1 on page F-14.

Note 4. Going Concern, page F-7

9. In your response to comment 13 of our letter dated January 3, 2011, you indicate that you will not raise additional capital through stockholder loans. Accordingly, please remove the reference to obtaining additional stockholder loans both here and in Note 4 on page F-16.

Signatures, page 15

10. Please ensure all signatures are appropriately dated. In this regard, we note the signature on the Europa Acquisition VIII, Inc. Form 10 is dated December 9, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregg E. Jaclin (*via facsimile at* (732) 577-1188)